Filed pursuant to Rule 433
Relating to
Prospectus Supplement dated February 22, 2010 to
Prospectus dated November 25, 2008
File No. 333-155676
Final Term Sheet
$250,000,000 7.375% Notes due 2020

Issuer:	Wyndham Worldwide Corporation

Principal Amount:	$250,000,000

Title of Securities:	7.375% Notes due 2020

Trade Date:	February 22, 2010

Original Issue Date (Settlement Date):	February 25, 2010

Maturity Date:	March 1, 2020

Interest Rate:	7.375% per annum

Price to Public:	99.998%

Yield to Maturity:	7.375%

Spread to Benchmark Treasury:	T + 357.2 basis points

Benchmark Treasury:	3.625% Notes due February 15, 2020

Benchmark Treasury Price / Yield:	98-17% / 3.803%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2010

Record Dates:	February 15 and August 15

Make-Whole Call:	At any time at a discount rate of Treasury plus 50 basis points

Gross Proceeds to Issuer:	$249,995,000

CUSIP / ISIN:	98310WAE8 / US98310WAE84

Ratings*:	Ba1 (stable outlook) / BBB- (stable outlook)

Joint Book-Running Managers:	Banc of America Securities LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities Inc.

Lead Managers:	RBS Securities Inc. Scotia Capital (USA) Inc.

Co-Managers:	nabSecurities, LLC Wells Fargo Securities, LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.
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